Exhibit 99.1

Investor Contact:	Media Contact:
Mike Avara	Michael Vooss
Horizon Lines	Vooss Hanemann Associates, Inc.
(704) 973-7027	(212) 877-9900
mavara@horizonlines.com	mike@voosshanemann.com

FOR IMMEDIATE RELEASE

HORIZON LINES TO BE ACQUIRED BY MATSON FOR $0.72 PER SHARE IN CASH

•	Matson to acquire all outstanding shares of Horizon Lines immediately after Pasha acquires Horizon’s Hawaii trade lane business

•	Horizon Lines’ net debt, which will be reduced with proceeds of approximately $141.5mm from the Pasha transaction, will be repaid by Matson at closing

•	Acquisition represents an 89% premium to Horizon Lines’ stock price

CHARLOTTE, NC, November 11, 2014 – Horizon Lines, Inc. (OTCQB: HRZL) (“Horizon”) today announced it has entered into definitive agreements with each of Matson Inc. (NYSE: MATX) (“Matson”) and The Pasha Group (“Pasha”). Under the Matson agreement, Matson will acquire all outstanding shares of Horizon Lines for $0.72 per share in an all-cash transaction. The acquisition price represents a premium of approximately 89% over Horizon’s closing stock price on November 10, 2014. The Matson agreement has been unanimously approved by Horizon’s Board of Directors and Horizon shareholders representing 55% of the fully diluted equity, which also represents 41% of the outstanding voting common stock on November 11, 2014, have agreed to vote their shares in support of the transaction.

Under the Pasha agreement, Pasha will acquire Horizon Lines’ Hawaii trade lane business, prior to closing of the Matson agreement, for approximately $141.5 million in cash. The proceeds from the Pasha transaction will reduce Horizon Lines’ debt obligations prior to closing of the Matson transaction, at which time Matson will acquire all of the outstanding shares of Horizon Lines and repay the remaining debt outstanding at closing. The Pasha agreement has been unanimously approved by Horizon’s Board of Directors.

As a result of the transactions, Matson, Inc. will acquire all of Horizon Lines’ business operations, except for the Hawaii trade lane business. The two transactions taken together are valued at approximately $598 million on an enterprise value basis. Matson will fund its transaction from available borrowings under its bank credit facilities and existing cash on hand. Pasha will fund its transaction from a committed debt financing agreement. There are no financing conditions to either transaction.

David N. Weinstein, Chairman of the Board of Directors of Horizon Lines, Inc., said, “These transactions will place our company in the hands of strong stewards with reputations for outstanding customer service. Matson has over 130 years of shipping experience and is guided by a rich history of integrity and innovation. Pasha is a third generation, family-owned business with a proud heritage of excellence and deep ties to the Hawaiian community. Both Matson and Pasha are well-positioned to serve our valued customers.”

Steve Rubin, President and Chief Executive Officer of Horizon Lines, Inc., said, “Our Board and management team have been working diligently to improve Horizon Lines’ financial and operational performance while continuing to provide superior service across all our trade lanes. These transactions are a direct reflection of those efforts, and will enable the proud heritage of Horizon Lines to be passed on to Matson and Pasha.”

Timing, Conditions and Approvals

Horizon Lines, Inc. expects to complete the transactions in 2015, based upon the timing of required approvals and other closing conditions.

The transactions are subject to regulatory approvals, including any required notifications pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and other customary closing conditions. The transaction with Matson,

Inc. is conditioned upon the closing of the Pasha transaction. Additionally the Pasha transaction is conditioned upon the Matson transaction being ready to close immediately thereafter.

Advisors

Goldman, Sachs & Co. is serving as financial advisor to Horizon Lines, Inc. and Kirkland & Ellis LLP is serving as legal advisor.

Other News

In a separate announcement today, Horizon Lines, Inc. announced that it will cease operations and shut down its Puerto Rico domestic liner service. Horizon Lines’ decision to terminate its Puerto Rico service is independent of the Pasha Group and Matson, Inc. transactions, and the Company intends to cease operations between the U.S. and Puerto Rico whether or not the transactions with The Pasha Group and Matson, Inc. are consummated.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are those that do not relate solely to historical fact. They include, but are not limited to, any statement that may predict, forecast, indicate or imply future results, performance, achievements or events. Words such as, but not limited to, “will,” “would,” “expect,” “estimate,” “schedule,” “anticipate,” “believe,” “intend,” “plan,” “projects,” “likely,” “could” and similar expressions or phrases identify forward-looking statements.

All forward-looking statements involve risks and uncertainties. The occurrence of the events described, and the achievement of the expected results, depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from expected results.

Factors that may cause actual results to differ from expected results include: the occurrence of any event, change or other circumstances that could give rise to the termination of the agreements with Matson or Pasha; the risk that our stockholders may not approve the proposed transactions; the risk that the necessary regulatory approvals for the merger or the sale of the Hawaii business may not be obtained or may be obtained subject to conditions that are not anticipated; risks that either Matson or Pasha may not have sufficient funds to consummate their respective transactions with us; risks that our business may suffer as a result of uncertainties surrounding the proposed transactions; litigation or other legal proceedings relating to the proposed transactions or our plans; unexpected costs, charges or expenses resulting from the proposed transactions; risks that the actual costs incurred in implementing our plans will exceed our estimates; response by activist shareholders to the proposed transactions; risks related to the disruption of management time from ongoing business operations due to the proposed transactions; the effect of the announcement of the proposed transactions and our plans, including impact on the Company’s relationships with customers, suppliers, regulators, and employees; other risks to the consummation of the transactions, including the risk that the transactions will not be consummated within the expected time period or at all; operational and other complications that may arise affecting the implementation of our plans and business objectives; our ability to dispose of assets and the disposition prices thereof; unfavorable economic conditions in the markets we serve; or changes in laws and regulations.

In light of these risks and uncertainties, expected results or other anticipated events or circumstances discussed in this press release (including the exhibits hereto) might not occur. We undertake no obligation, and specifically decline any obligation, to publicly update or revise any forward-looking statements, even if experience or future developments make it clear that projected results expressed or implied in such statements will not be realized, except as may be required by law.

See the section entitled “Risk Factors” in our Form 10-K for the fiscal year ended December 22, 2013, as filed with the SEC for a more complete discussion of these risks and uncertainties and for other risks and uncertainties. Those factors and the other risk factors described therein are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements.

Additional Information and Where to Find It

In connection with the Merger, the Company intends to file a proxy statement with the Securities and Exchange Commission (the “SEC”) and mail it to its stockholders. Stockholders of the Company are urged to read the proxy statement and the other relevant material when they become available because they will contain important information about the Company, Matson, the proposed Merger and related matters. STOCKHOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT AND THE OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED MERGER. The proxy statement and other relevant materials relating to the proposed Merger (when they become available), and any other documents filed by the Company with the SEC, may be obtained free of charge at the SEC’s website (http://www.sec.gov) or at the Company’s website (http://www.horizonlines.com) or by writing to the Company’s Secretary at 4064 Colony Road, Charlotte, NC 28211.

Participants in the Solicitation

This report is neither a solicitation of proxy, an offer to purchase nor a solicitation of an offer to sell shares of the Company. The Company and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company’s stockholders with respect to the Merger. Information about the Company’s directors and executive officers and their ownership of Company

Common Stock is set forth in the proxy statement on Schedule 14A filed with the SEC on April 15, 2014, the Annual Report on Form 10-K for the fiscal year ended December 22, 2013. Additional information regarding the identity of the potential participants, and their direct or indirect interests in the Merger, by security holdings or otherwise, will be set forth in the proxy statement and other materials to be filed with SEC in connection with the Merger.

About Horizon Lines

Horizon Lines, Inc. is one of the nation’s leading domestic ocean shipping companies and the only ocean cargo carrier serving all three noncontiguous domestic markets of Alaska, Hawaii and Puerto Rico from the continental United States. The company owns a fleet of 13 fully Jones Act qualified vessels and operates five port terminals in Alaska, Hawaii and Puerto Rico. A trusted partner for many of the nation’s leading retailers, manufacturers and U.S. government agencies, Horizon Lines, Inc. provides reliable transportation services that leverage its unique combination of ocean transportation and inland distribution capabilities to deliver goods that are vital to the prosperity of the markets it serves. The company is based in Charlotte, NC, and its stock trades on the over-the-counter market under the symbol HRZL.

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